Mail Stop 7010


September 19, 2005


Via U.S. mail and facsimile

Mr. Steve Careaga
Nannaco, Inc.
4906 Point Fosdick Dr., Suite 102
Gig Harbor, WA 98335

Re: 	Nannaco, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 13, 2005
File No. 000-50672

Dear Mr. Careaga:

     We have completed our review of the filing referenced above and have no further comments at this time.

      If you have any questions, please do not hesitate to call
Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Tracy Shier, Esq.
The Otto Law Group, PLLC
900 Fourth Avenue, Suite 3140
Seattle, Washington 98164